

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2011

<u>Via Email</u>
Christopher G. Marshall
Chief Financial Officer
North American Financial Holdings, Inc.
9350 South Dixie Highway
Miami, FL 33156

> **Re: North American Financial Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 8, 2011**
> **File No. 333-176725**

Dear Mr. Marshall:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-4 filed September 8, 2011</u>

<u>General</u>

1. Please revise to disclose, where appropriate, the amount of Credit Losses—as defined in the Contingent Value Rights Agreement—on a per CVR basis incurred to date. Please also revise to disclose the Stipulated Amount.

2. Provide us with all memoranda, reports, scripts, presentations or other materials provided by Sterne Agee to the board of Capital Bank Corp.

Prospectus Cover Page

3. Please revise the prospectus cover page to disclose the value of NAFH Class A common stock to be received by Capital Bank Corp. shareholders assuming a range of values—such as the IPO price range—of NAFH Class A common stock.

How does the Capital Bank Corp. Board of Directors Recommend that I vote?, page 2

4. Revise this section to clarify that the board of directors represents both NAFH and the former Capital Bank Corp. shareholders.

What vote is required to adopt each proposal?, page 2

5. Revise this question and answer, or add a separate question and answer, or a sub-section to the Summary, that specifically addresses the fact that the merger and other proposals are likely to pass even if all shareholders, other than NAFH, vote against the transactions.

What will I receive in the merger?, page 3

6. We note that the exchange ratio will not be adjusted as a result of any changes in the trading prices of NAFH common stock or Capital Bank Corp. common stock. Please revise to clarify, if true, that this means there is no minimum consideration Capital Bank Corp. shareholders will receive and that, as a result, the value to be received could be less than the market value of Capital Bank Corp. common stock prior to the merger.

Summary, page 6

7. Revise this section to indicate the amount paid and the implied value of the shares purchased by NAFH as part of the investment agreements, and compare that amount to the value of the shares and CVRs that Capital Bank Corp.'s shareholders will receive as a result of the merger and the investment transactions.

The Shares of NAFH class A common stock …, page 23

8. Revise this risk factor to discuss the specific differences in the rights of Capital Bank Corp. and NAFH common stock.

Sterne Agee's Compensation and Other Relationships with Capital Bank Corp., page 59

9. Please revise to disclose the information required by Item 1015(b)(3) of Regulation M-A.

10. Please revise to disclose the amount of compensation paid to Sterne Agee for its services in rendering the fairness opinion. Please also disclose the total amount of fees paid to Sterne Agee for the fairness opinions rendered to the TIB Financial board of directors and

the Green Bankshares board of directors with respect to the Other Transactions, the Capital Bank Corp. board of directors with respect to the merger of Capital Bank with and into NAFH National Bank and the TIB Financial board of directors with respect to the merger of TIB Bank with and into NAFH National Bank. Refer to Item 1015(b)(4) of Regulation M-A.

Annual Cash Bonuses, page 183

11. We note your response to comment 22 in our letter dated July 21, 2011 in connection with our review of your Form S-1 filed June 24, 2011. We also note the bonus amounts disclosed in the Summary Compensation Table. To the extent quantitative performance targets were established for 2010 compensation, please revise to disclose those targets. If you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Exhibits

12. Please file with your next amendment all exhibits that you indicate will be filed by amendment or tell us when you plan to file them. Note that we may have comments after reviewing these exhibits.

13. We note that Messrs. Keller and Atkins of the Capital Bank Corp. board of directors — neither of whom signed the registration statement—will become directors of NAFH. Please file as exhibits to the registration statement the written consents of the persons about to become directors, or tell us why written consents are not required. Refer to Rule 438 of Regulation C under the Securities Act.

14. We note that you expect to enter into employment agreements with Messrs. Marshall, Singletary and Posner prior to the completion of the public offering. Please confirm that you will file the agreements as exhibits to the registration statement in the event they are entered into prior to effectiveness of the above-referenced registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: David E. Shapiro, Esq.
Mark F. Veblen, Esq.
Wachtell, Lipton, Rosen & Katz